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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               STOLT-NIELSEN S.A.
                               ------------------
                                (Name of Issuer)

                           Common Shares, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    861565109
                                 --------------
                                 (CUSIP Number)

Alan B. Winsor, Esq.                                 with copies to:
Stolt-Nielsen Inc.                                   Gregory Pryor, Esq.
800 Connecticut Avenue                               White & Case LLP
4th Floor East                                       1155 Avenue of the Americas
Norwalk, CT 06854                                    New York, NY 10036
203-299-3667                                         212-819-8200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  Various Dates
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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

                                  SCHEDULE 13D

CUSIP No. 861565109

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Jacob Stolt-Nielsen
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Norway
--------------------------------------------------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      239,871(1)
BY EACH REPORTING                -----  ---------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        27,005,543
                                 -----  ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        239,871(1)
                                 -----  ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        27,005,543
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       27,245,414(1)
-----  -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.61%(2)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
-----  -------------------------------------------------------------------------

(1) Includes 15,625 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of May 9, 2006.

(2)  Calculated using the number of shares outstanding as of May 9, 2006.

SCHEDULE 13D

CUSIP No. 861565109

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Ansbacher (Cayman) Limited
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING                -----  ----------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        27,005,155
                                 -----  ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                 -----  ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        27,005,155
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       27,005,155
-----  -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.24%(1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-----  -------------------------------------------------------------------------

(1)  Calculated using the number of shares outstanding as of May 9, 2006.

SCHEDULE 13D

CUSIP No. 861565109

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Ansbacher Trustees (Cayman) Limited(1)
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING                -----  ---------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        27,005,155
                                 -----  ---------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                 -----  ---------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        27,005,155
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       27,005,155
-----  -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.24%(2)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-----  -------------------------------------------------------------------------

(1) Ansbacher Trustees (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004 and, thereafter, as Ansbacher Bank and Trust Company (Cayman) Limited until July 1, 2005.

(2)  Calculated using the number of shares outstanding as of May 9, 2006.

                                  SCHEDULE 13D

CUSIP No. 861565109

-----  -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Fiducia Ltd.
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
-----  -------------------------------------------------------------------------
3      SEC USE ONLY
-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda
--------------------------------------------------------------------------------
NUMBER OF SHARES                 7      SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING                -----  ---------------------------------------
PERSON WITH                      8      SHARED VOTING POWER
                                        27,005,155
                                 -----  ---------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        0
                                 -----  ---------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        27,005,155
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       27,005,155
-----  -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.24%(1)
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-----  -------------------------------------------------------------------------

(1)  Calculated using the number of shares outstanding as of May 9, 2006.

AMENDMENT NO. 4 TO SCHEDULE 13D

     The number of Common Shares, no par value (the "Common Shares"), of Stolt-Nielsen S.A. (the "Issuer") beneficially owned by the Reporting Persons (as defined herein) and the percentage of outstanding Common Shares represented by such shares have been affected by (i) the repurchase of the Company's Common Shares by Stolt-Nielsen Transportation Group, Ltd. ("SNTG"), a 100% owned subsidiary of Stolt-Nielsen S.A. (the "Issuer"), pursuant to a repurchase program announced by the Issuer on August 25, 2005 (the "Repurchase Program"), authorizing the Issuer to purchase up to $200 million worth of its Common Shares or related American Depositary Shares and (ii) the exercise of options by certain employees of the Issuer.

     As of May 9, 2006, SNTG has purchased 3,542,600 Common shares under the Repurchase Program.

     In total, 257,617 options have been exercised since Amendment No. 3 to the
Schedule 13D on December 7, 2005.

     As a result of the Repurchase Program and the exercise of these options, the total number of outstanding Common Shares of the Issuer has decreased to 62,454,581 and the percentages of Common Shares beneficially held by the Reporting Persons have changed as presented in Item 5 of this statement on
Schedule 13D. Thus, the Reporting Persons are filing this Amendment No. 4 for informational purposes and not because of actions taken by any of the Reporting Persons that have caused any Reporting Person's percentage ownership to increase or decrease to such an extent that requires a filing of an amendment to this
Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998, as amended on July 28, 2004, as further amended on October 4, 2005, as further amended on December 7, 2005, relating to the Common Shares is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statements on Schedule 13D.

     The principal executive offices of the Issuer are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England, telephone number +44 207 611 8960.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Trustees (Cayman) Limited (1) ("ATC," and together with Mr. Stolt-Nielsen, Fiducia and Ansbacher, the "Reporting

----------
(1) Ansbacher Trustees (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004 and thereafter, as Ansbacher Bank and Trust Company (Cayman) Limited until July 1, 2005.

Persons"). Ansbacher and ATC are trustees holding all of the shares of Fiducia and are not controlled by the Company or Mr. Stolt-Nielsen.

     The attached Schedule A is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person:(i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is hereby amended and restated as follows:

      (a)  (i)   Mr. Jacob Stolt-Nielsen may be deemed the beneficial owner of
Common Shares as set forth on the applicable cover page.

           (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

           (iii) ATC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

           (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

           (v) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A, the following are the beneficial owners of Common Shares in amounts shown next to their names:

           Niels G. Stolt-Nielsen(1)          50,745
           Jacob B. Stolt-Nielsen(2)          12,000
           John Wakely(3)                     16,625

           ------------
          (1) Includes 6,000 Common Shares held as custodian for his 2 minor children and 28,125 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of May 9, 2006.

          (2) Includes 12,000 Common Shares held as custodian for his 4 minor children.

          (3) Includes 16,625 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of May 9, 2006.

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition.

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Jacob Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of the Issuer. A copy of the power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Schedule 13D on July 28, 2004.

     Except as noted in the immediately preceding paragraph, where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     (c) None of the Reporting Persons and none of the persons listed on Schedule A has effected any transactions in the Common Shares during the past 60 days.

     (d) With respect to the Common Shares beneficially owned by Fiducia, all dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by Fiducia for the benefit of the shareholders of Fiducia.

     (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.      Description
-----------      ---------------------------------------------------------------

      1          Consent of Ansbacher (Cayman) Limited

      2          Consent of Ansbacher Trustees (Cayman) Limited

      3          Consent of Fiducia Ltd.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2006


                                                     /s/ Jacob Stolt-Nielsen
                                                     ---------------------------
                                                         Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I.   FIDUCIA

     Each person named below is a director or executive officer of Fiducia:

                                                                PRESENT PRINCIPAL
                                                                OCCUPATION OR
NAME AND CITIZENSHIP      BUSINESS ADDRESS                      EMPLOYMENT
----------------------    ----------------------------------    ----------------------------
Jacob Stolt-Nielsen       c/o Stolt-Nielsen Limited             Chairman of the Board of
Norwegian                 Aldwych House                         Stolt-Nielsen S.A.
                          71-91 Aldwych
                          London  WC2B 4HN
                          ENGLAND

Jacob B. Stolt-Nielsen    c/o Stolt-Nielsen Limited             Director, Stolt-Nielsen S.A.
Norwegian                 Aldwych House
                          71-91 Aldwych
                          London  WC2B 4HN
                          ENGLAND

Niels G. Stolt-Nielsen    c/o Stolt-Nielsen Limited             Director and Chief Executive
Norwegian                 Aldwych House                         Officer, Stolt-Nielsen S.A.
                          71-91 Aldwych
                          London  WC2B 4HN
                          ENGLAND

John G. Wakely            Stolt Tank Containers Leasing Ltd.    Chairman, Stolt Tank
British                   British American Building             Containers Leasing Ltd. And
                          133 Front Street - 4th floor          Executive Vice President,
                          P.O. Box HM 3143                      Stolt-Nielsen S.A.
                          Hamilton HM-12,
                          BERMUDA

James M. MacDonald        Conyers, Dill & Pearman               Attorney - Bermuda
Bermudan                  Clarendon House
                          2 Church Street
                          P.O. Box HM 666
                          Hamilton HM CX,
                          BERMUDA

                                                                PRESENT PRINCIPAL
                                                                OCCUPATION OR
NAME AND CITIZENSHIP      BUSINESS ADDRESS                      EMPLOYMENT
----------------------    ----------------------------------    ----------------------------
Dawn C. Griffiths         Conyers, Dill & Pearman               Attorney - Bermuda
Bermudan                  Clarendon House
                          2 Church Street
                          P.O. Box HM 666
                          Hamilton HM CX,
                          BERMUDA

Catharine J. Lymbery      Conyers, Dill & Pearman               Corporate Administrator -
Bermudan                  Clarendon House                       Bermuda
                          2 Church Street
                          P.O. Box HM 666
                          Hamilton HM CX,
                          BERMUDA

Charles G. Collis         Conyers, Dill & Pearman               Attorney - Bermuda
Bermudan                  Clarendon House
                          2 Church Street
                          P.O. Box HM 666
                          Hamilton HM CX,
                          BERMUDA

EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------------------------------------------------------------

      1        Consent of Ansbacher (Cayman) Limited

      2        Consent of Ansbacher Trustees (Cayman) Limited

      3        Consent of Fiducia Ltd.